Steven Engmann

EXECUTIVE PROFILE

I am an accomplished executive driven by a passion for empowering people and creating impactful change. With extensive experience in cross-departmental training, team building, and strategic leadership, I thrive on transforming complex systems and processes into streamlined strategies for company-wide growth. My love for training and coaching fuels my commitment to seeing individuals and teams experience those transformative "lightbulb" moments where everything clicks into place.

At my core, I am dedicated to making a difference. Whether it's leading organizational turnarounds or driving revenue growth, I excel in fostering collaborative environments where multiple teams work together to achieve mutual success. My approach involves deeply analyzing data, identifying inefficiencies, and crafting innovative solutions that enhance productivity and operational efficiency.

Fluent in Spanish, I leverage my bilingual skills to connect with diverse audiences and drive growth in new markets. My passion for people, strategic mindset, and dedication to excellence are at the heart of everything I do, always aiming to make a lasting impact and celebrate our shared successes.

SIGNATURE STRENGTHS

Strategic Planning and Execution | Sales Leadership and Management | Cross-Functional Collaboration | Data-Driven Decision Making | Bilingual Communications (English/Spanish) | Change Management | Training and Development | Market Analysis and Insights | Cross-functional Team Leadership | Profit Optimization | Financial Acumen | Negotiation and Deal-Making | Product and Service Knowledge | Customer Experience Management | Sales Strategy Development | Leadership and Team Management | Sales Forecasting and Planning | Process Development & Optimization | Performance Metrics and Analytics | Strategic Account Management | Adaptability and Problem-Solving | Budgeting and Resource Management

PROFESSIONAL EXPERIENCE

CHOICE AUTO PROTECTION | Elkhorn, WI | 2023 – Present

Chief Financial Officer | President of the Board

Spearheaded efforts to maximize profitability and drive strategic growth by refining processes and leveraging advanced reporting tools. I led the transition to proprietary brand products, established a new administrator role, and successfully expanded our market presence. My oversight encompassed sales, operations, database controls, and accounting, ensuring full operational readiness. By identifying and addressing process inefficiencies, I implemented innovative workflows that not only saved costs but also improved departmental efficiencies, fostering a more agile and productive environment.

Value Delivered:

→ Created customized reporting with Power BI for all levels of the organization from agent sales dashboards to agency level trending reports.

→ Saved the company over $280K annually by developing and executing new spiff and invoice procedures.

→ Realized $150K in annual cost savings while leveraging Excel and Power BI for reporting purposes.

→ Cultivated partnerships with 20 agents, agencies, and administrators while driving 24% collaborative growth.

→ Launched new administrator in WI while expanding to 40 states within 10 months.

→ Achieved an average monthly growth of 64% in new administrator while surpassing initial projections by 34%.

→ Implemented new reporting systems, resulting in a 12% spike in contract volume across all markets.

→ Launched 3 synergistic businesses in the first year while driving mutual growth and creating new revenue streams.

PRONTO FINANCE | Schaumburg, IL | 2015 – 2023

Director of Sales and Business Development

Created company-wide growth and developed record-breaking teams. Expanded presence from the independent dealer sector to include hundreds of new franchise dealerships. Opened new markets throughout Illinois and spearheaded expansion into WI and TX.

Value Delivered:

- Expanded the dealer partner base from 200 stores to 1,500 dealer partners.

- Created, trained, and led both Outside and Inside sales teams to achieve peak performance and drive sales growth.

- Spearheaded the reinsurance company initiative that created an additional $3M annual stream of income.

- Cultivated strategic vendor partnerships while driving mutual growth and increasing revenue by 20%.

- Mapped annual projections and implemented strategies that resulted in 16% year-over-year growth across all markets.

- Oversaw the management of an in-house dealership, working closely with the collections team to optimize repossession and charge-off workflows reducing loss by 10%.

SEARS HOMETOWN AND OUTLET STORES | River Grove & Naperville, Illinois | 2011 – 2015

Store Manager

Turned around failing stores and maximized sales potential. Developed weekly marketing programs and created brochures in four languages. Drove marketing efforts. Outperformed national margin income standards.

Value Delivered:

- Transformed the River Grove store for Sears Outlet, which ranked #45 of apparel stores; earned #1 status within 16 months; transitioned the Naperville store from #139 ranking to #7 in the nation.

- Expanded electronic footprint through Google, Facebook, and Craigslist while increasing online sales by 20%.

- Developed merchandising standards adopted nationwide while enhancing brand consistency and sales by 40%.

Additional Experience:

The Home Depot | Algonquin, Illinois | Sales Specialist

Wonderland Center / Templo Calvario | Elgin, Illinois | Banquet Manager and Building Maintenance Manager

EDUCATION

Coursework in Masters in Divinity | Trinity Evangelical Divinity School

Bachelor of Arts, Biblical Studies; Minor: Psychology | Judson University

COMMUNITY ENGAGEMENT

Campus Pastor | Teaching Pastor | Board Member | Discovery Church | Elgin, Illinois | 2009 – 2022

Affiliate Advance Team Leader | International Impact | Christ Community Church | St. Charles, Illinois | 2022 – Present